SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Act of 1934
(Amendment No. 3)*

AMAYA INC.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

02314M108
(CUSIP Number)

David Baazov
c/o
Ahaka Inc.
2000 Avenue McGill College, Suite 600
Montréal, QC, H3A 3H3
 Telephone: (514) 992-9294
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 02314M108

1	NAMES OF REPORTING PERSONS
David Baazov

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
24,951,547 (1)

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
24,951,547 (1)

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,951,547 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.2% (2)

14	TYPE OF REPORTING PERSON (see instructions)
IN

(1)	Includes options to acquire an aggregate of 387,500 common shares.
(2)
Based on 144,995,677 common shares issued and outstanding, as reported by Amaya Inc. in its Management’s Discussion and Analysis for the three and nine months ended September 30, 2016, as furnished to the SEC on November 14, 2016 as Exhibit 99.3 to its Form 6-K.

Item 1.  Security and Issuer

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed to amend certain Items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 1, 2016 (the “Original 13D”), as amended by Amendment No. 1 to the Original 13D (“Amendment No. 1”), filed on November 14, 2016  and Amendment No. 2 to the Original 13D (“Amendment No. 2”), filed on November 25, 2016 (as so amended by Amendment No. 1 and Amendment No. 2, the “Amended 13D”).  Capitalized terms used herein but not defined herein have the respective meanings ascribed thereto in the Amended 13D.  Except as set forth below, all Items contained in the Amended 13D are unchanged.

This Amendment No. 3 is filed with respect to the common shares, no par value (“Common Shares”), of Amaya Inc., a corporation incorporated under the laws of Quebec, Canada (the “Issuer” or “Amaya”).  The principal executive offices of the Issuer are located at 7600 TransCanada Highway, Pointe-Claire, Québec H9R 1C8, Canada and the Corporation’s telephone number is +1 (514) 744-3122.

 Item 2.   Identity and Background

(b) The Reporting Person’s residence address is c/o Ahaka Inc., 2000 Avenue McGill College, Suite 600.

(c) The Reporting Person’s principal occupation is as a private investor.

 Item 3.  Source and Amount of Funds or Other Consideration

In connection with the Proposal (as defined in Item 4 to this Amendment No. 3), on November 25, 2016 the Reporting Person entered into Amended Equity Commitment Letters (as defined in Item 3 of Amendment No. 2).  As a result of the Reporting Person’s decision to terminate the Proposed Transaction, as discussed in Item 4 to this Amendment No. 3, such Amended Equity Commitment Letters have been terminated and the Reporting Person will no longer be relying on the related Equity Financing Sources (as defined in Item 3 to Amendment No. 2) in connection with the Proposal.

 Item 4.  Purpose of Transaction

On November 14, 2016, the Reporting Person delivered to Amaya’s Chairman of the Board of Directors a proposal on behalf of BidCo (as defined in Item 4 to Amendment No. 2), not subject to any due diligence or financing conditions (the “Proposal”), to acquire 100% of the common shares of Amaya for CAD$24 per share on the terms and s ubject to the conditions set forth in the Proposal (the “Proposed Transaction”).

On December 20, 2016, the Reporting Person issued a news release announcing his intention to terminate the Proposal.  As a result, the Reporting Person has no current plans or proposals that relate to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

The Reporting Person may, from time to time, review and consider transactions relating to the acquisition or disposition of Common Shares through the open market or otherwise.  Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that the Reporting Person will take any such actions.

Item 5.  Interest in Securities of the Issuer

Name and Title of Beneficial Owner	Number of Outstanding Common Shares Beneficially Owned	Percentage of Outstanding Common Shares(1)
David Baazov	24,951,547(2)	17.2%

(1)
Based on 144,995,677 Common Shares issued and outstanding, as reported by Amaya in its Management’s Discussion and Analysis for the three and nine months ended September 30, 2016, as furnished to the SEC on November 14, 2016 as Exhibit 99.3 to Amaya’s Form 6-K.

(2)	Includes options to acquire an aggregate of 387,500 Common Shares.

The Reporting Person’s responses to cover page Items 7 through 10 of this Amendment No. 3, including the footnotes thereto, are incorporated by reference in this Item 5.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As discussed in Item 3 above, the Amended Equity Commitment Letters as well as funding from the related Equity Financing Sources have been terminated.  As discussed in Item 4 above, the Proposal has also been terminated.  Other information contained in Item 3 of this Amendment No. 3 is incorporated by reference in this Item 6.

Item 7.  Materials to be Filed as Exhibits

Documents relating to the Proposal that were previously included as exhibits to the Amended 13D have been intentionally removed from this Amendment No. 3 and no longer form part of the Amended 13D.

Exhibit Number	Exhibit Name
99.1	News Release

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2016	By:	/s/ David Baazov
David Baazov